SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number 1-14464

Azteca Holdings, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Azteca Holdings, S.A. de C.V.
(Registrant)

Date: January 5, 2005

	By:	/s/ Luis Ontiveros
	Name:	Luis Ontiveros
	Title:	Attorney-in-fact

	By:	/s/ Othón Frías Calderón
	Name:	Othón Frías Calderón
	Title:	Attorney-in-fact

AZTECA

HOLDINGS

AZTECA HOLDINGS PREPAYS US$69 MILLION OF ITS

US$129 MILLION 12 1/2% SENIOR SECURED NOTES DUE 2005

FOR IMMEDIATE RELEASE

Mexico City, December 22, 2004—Azteca Holdings, S.A. de C.V., the controlling shareholder of TV Azteca, S.A. de C.V., one of the two largest producers of Spanish language television programming in the world, announced that it prepaid today US$69 million of principal on its US$129 million outstanding 12 ½% senior secured notes due June 15, 2005. The prepaid notes were redeemed at par.

As previously announced, Azteca Holdings, the owner of 56.6% of the capital stock of TV Azteca, received approximately US$74 million from the US$130 million distribution to shareholders made by TV Azteca on December 14, 2004 as part of an ongoing plan for cash disbursements. The proceeds were used by the company to reduce the balance of its indebtedness and will also be used to pay interest on its outstanding debt.

Azteca Holdings noted the US$69 million prepayment represents a reduction of approximately 29% of its total outstanding debt, which gives an additional boost to its capital structure and a substantial reduction of its interest costs.

Company Profile

Azteca Holdings, S.A. de C.V. is a holding company whose principal asset is 56.6% of the capital stock of TV Azteca, S.A. de C.V.

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca’s affiliates include Azteca America, operator of a broadcast television network focused on the rapidly growing United States Hispanic market; and Todito.com, operator of an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Azteca Holdings are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Contact: Hector Romero

hromero@gruposalinas.com.mx

(5255) 1720-0060